SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

VIMPELCOM LTD.

(Name of Issuer)

Common Shares, nominal value U.S.$0.001 per share

(Title of Class of Securities)

G9360W 107

(CUSIP Number)

Fabio Ceccarelli Weather Investments II S.à r.l. 12 Rue Guillaume Kroll L-1882 Luxembourg Grand Duchy of Luxembourg +352 (62) 12 33 720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G9360W 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Weather Investments II S.à r.l. 000-00-0000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg
NUMBER OF SHARES	7	SOLE VOTING POWER 305,803,396 common shares
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 305,803,396 common shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,803,396 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.78% of outstanding common shares(1)
14	TYPE OF REPORTING PERSON HC, CO

(1) Based on 1,628,199,135 common shares of VimpelCom Ltd. which were issued and outstanding as of January 1, 2012.

SCHEDULE 13D

CUSIP No. G9360W 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marchmont Limited 000-00-0000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3
4	SOURCE OF FUNDS OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0 common shares (excludes beneficial ownership of 305,803,396 common shares which are disclaimed (see 11 below))
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0 common shares
PERSON WITH	9	SOLE DISPOSITIVE POWER 0 common shares (excludes beneficial ownership of 305,803,396 common shares which are disclaimed (see 11 below))
	10	SHARED DISPOSITIVE POWER 0 common shares
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 common shares
Marchmont Limited expressly disclaims beneficial ownership of the 305,803,396 common shares beneficially owned by Weather Investments II S.à r.l.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of outstanding common shares
14	TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13D

CUSIP No. G9360W 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON February Private Trust Company (Jersey) Limited, as Trustee of the Marchmont Trust 000-00-0000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3
4	SOURCE OF FUNDS OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES	7	SOLE VOTING POWER 0 common shares (excludes beneficial ownership of 305,803,396 common shares which are disclaimed (see 11 below))
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0 common shares
PERSON WITH	9	SOLE DISPOSITIVE POWER 0 common shares (excludes beneficial ownership of 305,803,396 common shares which are disclaimed (see 11 below))
	10	SHARED DISPOSITIVE POWER 0 common shares
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 common shares
February Private Trust Company (Jersey) Limited expressly disclaims beneficial ownership of the 305,803,396 common shares beneficially owned by Weather Investments II S.à r.l.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of outstanding common shares
14	TYPE OF REPORTING PERSON HC, CO

Item 1.                                Security and Issuer.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements Amendment No. 2 (“Amendment No. 2”) to Schedule 13D, filed February 1, 2012 and Amendment No. 1 (“Amendment No. 1”) to Schedule 13D, filed October 3, 2011, as well as the original statement on Schedule 13D filed on April 22, 2011 (the “Initial Schedule 13D” and together with Amendment No. 2, Amendment No. 1 and the Initial Schedule 13D, the “Prior Schedule 13D”), with the Securities and Exchange Commission, which relates to the common shares, par value $0.001 per share (the “Common Shares”), of VimpelCom Ltd., a company organized under the laws of Bermuda. The principal business address of VimpelCom Ltd. is Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands, and its business telephone number is +31 20 301 2240. Unless otherwise indicated, capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to such terms in Amendment No. 2, Amendment No. 1 or the Initial Schedule 13D.

Item 2.                                Identity and Background.

No amendments are made to the response set forth in Item 2 of the Prior Schedule 13D, which is incorporated herein by reference.

Item 3.                                Source and Amount of Funds or Other Consideration.

No amendments are made to the response set forth in Item 3 of the Schedule 13D, which is incorporated herein by reference.

Item 4.                                Purpose of Transaction.

No amendments are made to the response set forth in Item 4 of the Prior Schedule 13D, which is incorporated herein by reference, except that (i) the section captioned “Alternative Payment Agreement relating to the Algerian risk sharing arrangement” is deleted (as the Alternative Payment Agreement is without purpose following the election by VimpelCom not to implement the Algerian risk sharing mechanism described in such section) and (ii) the following section is added directly before the final paragraph of Item 4:

“Sale of Preferred Shares to Telenor East; Option Agreement

On February 15, 2012, Weather II entered into a Share Purchase Agreement with Telenor East Holding II AS (“Telenor East”) (the “Preferred Share Purchase Agreement”), pursuant to which Weather II sold 234,000,000 Preferred Shares to Telenor East, for an aggregate purchase price of US$374,400,000, or US$1.60 per Preferred Share (the “Preferred Transfer”).

Among the undertakings set forth in the Preferred Share Purchase Agreement, Telenor East undertook that, in the event there is a general meeting of shareholders of VimpelCom during the six-month period following the date of the Preferred Share Purchase Agreement, and the agenda of such meeting includes a proposal for the election of a Supervisory Board of VimpelCom, Telenor East would vote its shares and to cause its affiliates to vote their shares at such a general meeting, after ensuring the election or appointment of three of Telenor East’s candidates, in favor of the election of two candidates proposed or nominated by Weather II or its affiliates. Telenor East also agreed to exercise, and to cause its affiliates to exercise, all rights as a shareholder and through their participation on the Supervisory Board of VimpelCom to cause the Supervisory Board to be composed of eleven members.  The undertakings described in this paragraph shall automatically expire and be without any further effect on August 14, 2012.

In connection with the entry into the Preferred Share Purchase Agreement, Weather II and Telenor East entered into an Option Agreement dated February 15, 2012 (the “Option Agreement”), which grants (i) Weather II a put right and (ii) Telenor East certain call rights, in each case over the remaining 71,000,000 Preferred Shares that Weather II will hold subsequent to the Preferred Transfer (the “Remaining Preferred”) and certain newly acquired Preferred Shares. In connection with the call arrangements, Weather II agreed, during the period ending approximately 3 months prior to April 15, 2016 (the mandatory redemption date of the Remaining Preferred), not to transfer the Remaining Preferred other than to Telenor East pursuant to the call and put options set forth in the Option Agreement or to affiliates of Weather II. However, Weather II remains entitled to convert the Remaining Preferred into common shares during this period from time to time.

The summaries of the Preferred Share Purchase Agreement and the Option Agreement are not intended to be complete and are qualified in their entireties by the full text of the agreements, which are filed herewith as Exhibits 99.14 and 99.15, respectively, and incorporated herein by reference.

Following the announcement by Telenor East that it has withdrawn all claims in the pending UNCITRAL arbitration proceedings against Altimo Holdings & Investments Ltd. and Altimo Cooperatief U.A., in which among other things it challenged the termination of the Shareholders Agreement, dated October 4, 2009, by and between Altimo Holdings & Investments Ltd. and certain of its affiliates, Telenor East and certain of its affiliates, and VimpelCom, Weather intends to use its voting rights under the Section B bye-laws of VimpelCom (which automatically come into effect upon termination of such shareholders agreement) to elect two members of the Supervisory Board of VimpelCom.”

Item 5.                                Interest in Securities of the Issuer.

The responses set forth in Items 5 (a) and (b) of the Statement are hereby amended by deleting the previous responses in their entirety and replacing them with the following:

“(a – b)

Weather II is the direct beneficial owner of 305,803,396 Common Shares, representing approximately 18.78% of VimpelCom’s outstanding Common Shares.  As a result, it has sole power to vote and dispose of such common shares.

In connection with the Transaction, Weather II acquired 305,000,000 Preferred Shares.  Subsequent to the sale of the Preferred Shares pursuant to the Preferred Share Purchase Agreement described above in Item 4, Weather II holds 71,000,000 Preferred Shares which, combined with its ownership of 305,803,396 Common Shares, will allow it to control 18.28% of the voting rights of any meeting of the shareholders of VimpelCom.

Marchmont is the direct holder of approximately 62.7% of the equity interests in Weather II.

February Trustee is the trustee of Marchmont Trust, which trust directly owns 100% of the issued shares of Marchmont.”

Neither the filing of this Amendment nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of VimpelCom Ltd. (other than as described in Item 5 of the Prior Schedule 13D) for the purposes of Section 13(d) of the Exchange Act, or for any other purposes, and such beneficial ownership is expressly disclaimed.

(c-e)           No amendments are made to the responses set forth in Item 5 (c), (d) or (e) of the Prior Schedule 13D, which are incorporated herein by reference.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No amendments are made to the response set forth in Item 6 of the Prior Schedule 13D, which is incorporated by reference herein, except that the following is added at the end of the section captioned "Court proceedings in connection with the Transaction " of Item 6:

“On February 15, 2012, Telenor East informed Weather II that it had withdrawn its claims seeking to enforce such pre-emption rights, and in connection therewith Telenor East released Weather II from all of these undertakings.”

The response to Item 4 above is also incorporated by reference into this Item 6.

Item 7.                                Material to be Filed as Exhibits.

All the materials listed below are dated as of April 15, 2011 unless otherwise indicated:

99.1.*	Joint Filing Agreement.
99.2.*	Loan Note Agreement issued by Weather Investments II S.à r.l., dated as of April 14, 2011.
99.3.*	Amended and Restated Share Sale and Exchange Agreement by and among VimpelCom Ltd., Wind Telecom S.p.A., Weather Investments II S.à r.l. and certain Shareholders of Wind Telecom S.p.A.
99.4.*	Share Sale and Exchange Agreement by and between Dosantos Investments S.à r.l. and Weather Investments II S.à r.l., dated as of April 14, 2011.
99.5.*	Share Sale and Exchange Agreement by and between TNT Holding S.à r.l. and Weather Investments II S.à r.l., dated as of April 14, 2011.
99.6.	[Intentionally Omitted]
99.7.	[Intentionally Omitted]
99.8.*	Lock-up Agreement by and between VimpelCom Ltd. and Weather Investments II S.à r.l.
99.9.*	Share Escrow Agreement among VimpelCom Ltd. and Weather Investments II S.à r.l. and Citibank, N.A., as Escrow Agent.
99.10.*	Registration Rights Agreement between VimpelCom Ltd. and Weather Investments II S.à r.l.
99.11.	[Intentionally Omitted]
99.12.*	Spin-off Plans: Step plans OTH and Wind Italy, dated December 20, 2010.
99.13.	[Intentionally omitted]
99.14.	Share Purchase Agreement between Weather Investments II S.à r.l. and Telenor East Holding II AS, dated February 15, 2012.
99.15.	Option Agreement between Weather Investments II S.à r.l. and Telenor East Holding II AS, dated February 15, 2012.

*	Previously filed as an Exhibit to VimpelCom Initial Schedule 13D filed with the Commission on April 22, 2011.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2012

WEATHER INVESTMENTS II S.A R.L.

    /s/ Naguib Onsi Sawiris
Name: Naguib Onsi Sawiris
Title:   Class A Manager

    /s/ Fabio Ceccarelli
Name:  Fabio Ceccarelli
Title:   Class B Manager

MARCHMONT LIMITED

    /s/ Naguib Onsi Sawiris
Name:  Naguib Onsi Sawiris
Title:    Director

    /s/ Philip Norman
Name: Philip Norman
Title:   Director

FEBRUARY PRIVATE TRUST COMPANY (JERSEY) LIMITED, AS TRUSTEE OF THE MARCHMONT TRUST

    /s/ Philip Norman
Name: Philip Norman
Title:   Director

    /s/ Philip Le Cornu
Name: Philip Le Cornu
Title:   Director